[COMPANY LOGO EXCLUDED]

1110 Maple Street  ◆  P.O. Box 300  ◆  Elma, New York 14059-0300  ◆ 716-655-5990  ◆  FAX 716-655-6012

December 7, 2010
John Cash
Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-4631

Dear Mr. Cash:

This letter is being filed to respond to comments made by the Securities and Exchange Commission staff (the “Staff”) in its comment letter dated November 23, 2010.  We have transcribed the Staff’s comments below and each of the Staff’s comments is followed by Servotronics Inc.’s (the “Company”) response.

Form 10-K for Fiscal Year Ended December 31, 2009 Properties, page 6

Comment 1

We note that you own, lease, or have options on the real property you describe. In future filings, if any of your properties are not held in fee or are held subject to any major encumbrance, please so state and describe briefly how held. See Item 102 of Regulation S-K.

Response:
In future filings we will state that the properties are not held in fee and state the encumbrances in effect as appropriate.

Item 5_ Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 7

Comment 2

It is sufficient for the equity compensation plan information disclosure required by Item 201(d) of Regulation S-K to be included in your Item 12 disclosure and not under Item 5 of Form 10-K. Please see the instructions to Item 12 of Form 10-K and the staff’s no-action letter issued to the American Bar Association on January 30, 2004 (http://www.sec.gov/divisions/corpfin/cf-noaction/aba013004.htm).

Response:
In future filings we will include the disclosure of equity compensation plans in Item 12 of Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11
Comment 3

When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, it is unclear how significantly your net sales, as disclosed on page 13, were impacted by decreased sales, product mix, costs associated with the acquisition of assets, increased costs for material procurements, increased labor costs, information technology costs, and elevated consulting and legal fees. In future filings, please revise your MD&A to separately quantify the specific reasons for material fluctuations between all periods presented.

Response:
In future filings we will quantify the impact of significant factors that contribute to the fluctuations in each financial statement line item for all periods presented.

Results of Operations — Year 2009 as Compared to 2008 Gross Profit, page 11
Comment 4

We note your disclosure indicates your CPG gross profit was impacted by accounting for a $250,000 reserve for possible cost overruns. Please tell us, and disclose with greater clarity in future filings, how this adjustment impacted (positively or negatively) gross profit and fully explain the nature of this reserve and why you believe it was necessary.

Response:
The CPG was required to fulfill a stated number of units at a firm fixed price for deliveries subsequent to December 31, 2009 under a significant multi-year contract.  Due to unanticipated market driven inflation factors affecting the cost to manufacture the product, a loss on remaining unshipped units was indicated and quantifiable.  The CPG recognized the expected loss for all contracted deliveries subsequent to December 31, 2009 resulting in a $250,000 charge to cost of sales in the fourth quarter of 2009.  This negatively impacted the gross profit in the fourth quarter of 2009.  We will include a similar disclosure in our future filings describing how this reserve impacted 2009 and 2010 gross profit.

Comment 5

We note you present and/or discuss consolidated and segment Gross Profit, here and on page 13, that exclude depreciation. We also note the segment measures differ from the segment measures of profitability used by your chief operating decision maker and disclosed in note 12. Based on the provisions of SAB Topic 11:B, it is not clear to us why you believe it is appropriate to disclose and discuss a measure of income before depreciation. Please revise future annual and quarterly filings to delete these measures and to disclose and discuss changes in consolidated and segment cost of sales as a percent of consolidated and segment revenues. Alternatively, please comply with Question 104.3 located in the Commission's Compliance and Disclosure Interpretations for Non-GAAP measures at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

Response:

We will revise future annual and quarterly fillings to delete the measures of income before depreciation in both the MD&A and in note 12 to the consolidated financial statements and will discuss the changes in consolidated and segment cost of sales as a percentage of consolidated and segment revenues.

Controls and Procedures, page 17

Comment 6

We note that your CEO and CFO concluded that your disclosure controls and procedures are effective "in timely alerting them to the material information relating to the Company (or the Company's consolidated subsidiaries) required to be included in the Company's periodic filings with the SEC, such that the information relating to the Company, required to be disclosed in the SEC reports is.. . ." This qualifier is not part of the disclosure controls and procedures definition contained in Exchange Act Rules 13a-15(e) and 15d-15(e) and is not appropriate.
Please confirm to us that your CEO and CFO concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the Commission's rules and forms and is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding disclosure. This comment also applies to your disclosure regarding controls and procedures included in your Forms 10-Q for the fiscal periods ended March 31, 2010, June 30, 2010, and September 30, 2010. Please revise your disclosure in future filings as appropriate.

Response:

Servotronics, Inc. carried out an evaluation, under the supervision and with the participation of Company management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures are effective as of December 31, 2009, March 31, 2010, June 30, 2010 and September 30, 2010, to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and that such information is accumulated and communicated to Management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. We will revise disclosure in future fillings as appropriate.

Amendment No. I to Form 10-K for the Fiscal Year Ended December 31, 2009 Directors, Executive Officers and Corporate Governance, page 3

Comment 7

In future filings, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as your director at the time that the disclosure is made, in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications. See Item 401(e) of Regulation S-K. We note that you did not affirmatively state the specific experiences, qualifications, attributes or skills that led to the conclusion that Dr. Duerig should serve as your director.

Response:
In future filings we will appropriately respond as per above.

Executive Compensation, page 6

Comment 8

On page F11 of your Form 10-K, we note that you provide certain post retirement health and life insurance benefits for certain executives of the Company. To the extent applicable in future filings, please disclose the material terms of any plan that provides for the payment of retirement benefits, or benefits that will be paid primarily following retirement. See Item 402(q) of Regulation S-K.

Response:

In future filings , as stipulated in Item 402(q) of Regulation S-K, we will disclose the material terms of our plans that provide payment of retirement benefits, or benefits that will be paid primarily following retirement.

Equity Compensation Plan Information, page 11

Comment 9

In future filings, please briefly describe the material features of the equity compensation plans not approved by security holders. See Item 201(d)(3) of Regulation S-K.

Response:

In future filings we will describe the material features of the equity compensation plans not approved by the security holders.

Certain Relationships and Related Transactions, and Director Independence, page 11

Comment 10

In future filings, please disclose the information required by Item 404(a) of Regulation S-K for each related party transaction. For example, when describing your subsidiary's lease with a related party, please name the related person, disclose the dollar amount involved, and disclose the dollar amount of the related person's interest in the transaction.

Response:

In future filings we will disclose the information required by Item 404(a) of Regulation S-K for each related party transaction.

Comment 11

In future filings, please describe your policies and procedures for the review, approval, or ratification of transactions with related parties. See Item 404(b) of Regulation S-K.

Response:

In future filings we will describe our policies and procedures for the review, approval, or ratification of transactions with related parties.

The Company acknowledges that; (i) it is responsible for; the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Cari L. Jaroslawsky, CPA
Chief Financial Officer and Treasurer